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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)


                             IPC Holdings, Ltd.
                              (Name of Issuer)

                  Common Shares, $.01 par value per share
                       (Title of Class of Securities)

                                 G4933P 10 1
                               (CUSIP Number)


                     American International Group, Inc.
                               70 Pine Street
                             New York, New York
                   Attn:  General Counsel (212) 770-5457

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)







                              June 3, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:
                                    [ ]

Check the following box if a fee is being paid with this statement:
                                    [ ]

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_____________________

CUSIP NO. G4933P 10 1
_____________________


 (1)  Name of Reporting Person/S.S. or I.R.S.
      Identification No. of Above Person

American International Group, Inc. (I.R.S. Identification No. 13-2592361)
_____________________________________________________________________________
 (2)  Check the Appropriate Box if a Member of a Group

                              (a)  [ ]

                              (b)  [ ]
_____________________________________________________________________________
 (3)  SEC Use Only

_____________________________________________________________________________
 (4)  Sources of Funds

            WC
_____________________________________________________________________________
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f)

                                    [ ]
_____________________________________________________________________________
 (6)  Citizenship or Place of Organization

      Delaware, U.S.A.

 Number of              (7)  Sole Voting Power
 Shares                      6,100,000 shares
 Beneficially           (8)  Shared Voting Power
 Owned By                    0
 Each                   (9)  Sole Dispositive Power
 Reporting                   6,100,000 shares
 Person With           (10)  Shared Dispositive Power
                             0
_____________________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                              6,100,000 shares
_____________________________________________________________________________
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                    [ ]

_____________________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11)

      24.4%
_____________________________________________________________________________
(14)  Type of Reporting Person

      HC, CO

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            This Amendment No. 2 (this "Amendment") to the Statement on

Schedule 13D/A filed by American International Group, Inc. ("AIG") on April

9, 1996 amends such Statement by amending and supplementing Items 1, 2, 3,

4, 6 and 7 as described below.  All capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the

Statement.

Item 1.     Security and Issuer.

            This statement relates to the common shares, par value $.01 per share ("Common Shares"), of IPC Holdings, Ltd., a Bermuda corporation ("Company"). The principal executive offices of the Company are located at American International Building, 29 Richmond Road, Pembroke HM08, Bermuda.

Item 2.  Identity and Background.

            A list of the current executive directors and officers ("Covered Persons") of AIG, Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co. Inc., their business addresses and their principal occupations as of the date of this Amendment are attached hereto as Exhibit B. Each of the Covered Persons is a citizen of the United States, except for Messrs. Manton and Edmund Tse who are British subjects, Mr. Cohen who is a Canadian subject and Mr. Joseph Johnson who is a Bermudian subject.

Item 3.  Source and Amount of Funds
         or Other Consideration.

            The response to Item 4 of this Amendment is incorporated by reference herein in its entirety. In the event the transaction described in Item 4 occurs, AIG anticipates that it would use its available working capital to make the purchases requiring cash described therein.

Item 4.  Purpose of Transaction.

            On June 3, 1996, the board of directors of the Company authorized the Company to make a proposal to Tempest Reinsurance Company Limited ("Tempest") that the Company acquire Tempest for cash and stock as indicated below (the

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"Combination Proposal").  AIG supports the Combination Proposal and has been consulted in connection with the proposal's development.

            Tempest is a Bermuda corporation and is a private company (i.e., a non-SEC reporting company). On March 14, 1996, Tempest entered into a definitive amalgamation agreement to combine with ACE Limited ("ACE"), a company headquartered in Bermuda. AIG owns 264,094 common shares of Tempest, or approximately 5% of Tempest's outstanding common shares. As a Tempest shareholder, AIG has opposed and is opposing the combination of Tempest with ACE in the belief that such combination provides inadequate value to Tempest shareholders and is strategically unsound. The ACE/Tempest transaction is currently scheduled to be considered by the shareholders of ACE and Tempest at shareholders' meetings on June 19, 1996.

            There can be no assurance that a combination between the Company and Tempest will occur or the terms thereof, as such depend, among other things, on approval of the Tempest board of directors and shareholders.

            If a combination between the Company and Tempest were to occur in the manner provided in the Combination Proposal, AIG understands from the Company that:

            (i) the combination would be implemented by establishing a new holding company ("New IPC") for the Company and Tempest;

           (ii) shareholders of the Company (including AIG) would receive common shares in New IPC in exchange for their existing common shares in the Company (on a one-for-one basis) and AIG's Option would be rolled-over into an option to purchase New IPC common shares; and

          (iii) Tempest shareholders would be able to elect to exchange their Tempest shares for either New IPC common shares or cash, subject to certain proration if the holders of less than 52% or more than 61% of the outstanding Tempest common shares elect to take New IPC common shares.

            If the Combination Proposal were to occur, as a Company shareholder AIG would receive New IPC common shares and an option to purchase common shares in New IPC in exchange for its Company shares and Option. As a Tempest shareholder, AIG intends to elect to receive New IPC common

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shares with respect to all of its Tempest common shares.  AIG has also entered into a written commitment letter ("Commitment Letter") with the Company to purchase from New IPC a number of common shares of New IPC ("New IPC Shares") having an aggregate purchase price of up to $65 million (or such lesser number of New IPC Shares as will cause AIG's ownership in New IPC to equal but not exceed 24.4% by application of the constructive ownership rules of Section 958(a) and 958(b) of the U.S. Internal Revenue
Code) at a purchase price per New IPC Share equal to (x) the cash price paid per Tempest common share purchased for cash in the combination, divided by (y) the exchange ratio used to determine the number of New IPC Shares issued in exchange for each Tempest common share so exchanged in the transaction (for purposes of both (x) and (y), assuming no proration of the cash or stock consideration, respectively, in the transaction). This commitment shall be exercisable if and to the extent that the holders of more than 39% of the Tempest common shares elect to receive cash, as set forth in the Combination Proposal. The commitment is subject to the transaction proceeding on terms substantially similar to the terms set forth in the Combination Proposal and to the closing of the transaction following satisfaction or waiver of the conditions thereto. A copy of the Commitment Letter (including the Combination Proposal as referenced therein) is attached hereto as Exhibit F and incorporated by reference herein in its entirety. To the extent additional purchases pursuant to the Commitment Letter are not required to be made in full, AIG currently intends, following consummation of the combination, to increase its direct ownership in New IPC to 24.4% (after giving effect to any shares constructively owned for purposes of the U.S. Internal Revenue Code as aforesaid) through open market or privately negotiated transactions from time to time, subject to market conditions and other factors. Accordingly, while the combination of the Company and Tempest would otherwise reduce AIG's proportionate direct common share and option interests in New IPC relative to its current interests in IPC, through operation of the Commitment Letter or such additional purchases, AIG currently intends to have a 24.4% direct interest (after giving effect to any shares constructively owned for purposes of the U.S. Internal Revenue Code as aforesaid) in New IPC following such combination.

Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         Securities of the Issuer.

            The response to Item 4 is incorporated by reference herein in its entirety.

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Item 7.  Materials to be Filed as Exhibits.

            (B) List of the Directors and Executive Officers of American International Group, Inc., Starr International Company, Inc., The Starr Foundation and C.V. Starr & Co., Inc., their business addresses and principal occupations.

            (F) Commitment Letter, dated June 3, 1996, from AIG to IPC Holdings, Ltd. (including the Combination Proposal as referenced therein).

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                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

Dated:  June 4, 1996


                              AMERICAN INTERNATIONAL GROUP, INC.



                              By: /s/Edward E. Matthews
                                 Edward E. Matthews
                                 Vice Chairman-Finance

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                               EXHIBIT INDEX


 Exhibit No.            Description             Sequential Page No.

 (B)                    List of the Directors
                        and Executive Officers
                        of American
                        International Group,
                        Inc., Starr
                        International Company,
                        Inc., The Starr
                        Foundation and C.V.
                        Starr & Co., Inc.,
                        their business
                        addresses and
                        principal occupations.

 (F)                    Commitment Letter,
                        dated June 3, 1996,
                        from AIG to IPC
                        Holdings, Ltd.
                        (including Combination
                        Proposal, dated June
                        3, 1996, of IPC
                        Holdings, Ltd. to
                        Donald Kramer, Co-
                        Chairman of Tempest
                        Reinsurance Company
                        Ltd. as referenced
                        therein)